EXHIBIT 2
                                                                       ---------

February 22, 1999

                                  CONFIDENTIAL

Aptco, LLC
c/o Paul, Weiss, Rifkind,
  Wharton & Garrison
1285 Avenue of the Americas
New York, New York 10019
Attn:  Douglas S. Krupp, CEO

Re:  Commitment Letter

Ladies and Gentlemen:

You have advised Goldman Sachs Mortgage Company ("GSMC") that affiliates of Douglas S. Krupp ("Krupp"), Blackstone Real Estate Acquisitions III L.L.C. ("Other Equity Investor") and Whitehall Street Real Estate Limited Partnership XI ("Whitehall" and, collectively with Krupp and Other Equity Investor and/or their affiliates, the "Investors") have formed and intend to capitalize Aptco, LLC, a Delaware limited liability company ("LLC"), which will propose a transaction to the Board of Directors of a publicly held Delaware corporation ("Bruin"), pursuant to which (i) Bruin would merge into LLC with LLC as the surviving entity and all the outstanding Bruin capital stock (and rights to acquire Bruin capital stock) being converted in the merger into the right to receive cash equal to a price per share (and total purchase price) not to exceed the amount we have agreed on (the "Bruin Merger") and (ii) immediately prior to such merger, a subsidiary of LLC would be merged into BRI OP Limited Partnership, a Delaware limited partnership ("OP"), in a transaction pursuant to which OP and OP's current general partner ("OP GP") would become wholly owned by LLC (the "OP Merger" and together with the Bruin Merger, the "Transaction"). Currently, 79.16% of the partnership interests of OP are directly or indirectly owned by Bruin. Exhibit I hereto depicts the current organizational structure of Bruin. This letter is referred to herein as the Commitment Letter.

Financing of $675 million, but in no event in excess of 75.5% of the transaction value (i.e., cash required to consummate the Transaction, assumed debt of at least $233 million, equity contributed or deemed contributed by Krupp (which shall have a value of not less than $57 million) and all fees and expenses of LLC and its subsidiaries relating to the Transaction) is being sought by you in connection with the Transaction (the "Facility"). A portion of the proceeds of the Facility would be made available to LLC to finance a portion of the consideration to be paid to Bruin stockholders and option/warrantholders in the Bruin Merger and the cash option in the OP Merger. Additional information regarding the Transaction is set forth in the Summary of Terms among The Berkshire Group, Other Equity Investor and

Whitehall and the draft agreements for the Bruin Merger and the OP Merger which you have furnished to us (the "Summary of Terms").

Based on our understanding of the Transaction as set forth above and in other documents referred to above, and the other information which you have provided to us, GSMC commits to provide the Facility on the terms and subject to the conditions set forth herein.

LENDER: GSMC, together with its permitted participants and co-lenders.

TRANSFERABILITY:        Prior to closing, Borrower and Lender will agree upon
                        the terms pursuant to which Lender may transfer its interest in the loan (it being understood and agreed that Lender may sell participation interests in the loan, provided that GSMC retains the agent role).

BORROWER:               OP and/or, at GSMC's election, certain other property-
                        owning OP subsidiaries.

GUARANTORS:             LLC and those OP subsidiaries owning the 58 properties
                        identified on Schedule I hereto which are not borrowers.
                        In addition, Guarantors shall include all other subsidiaries of OP for which no third party consent for such guarantee is required or as to which all required third party consents have been obtained (as to special purpose entities, OP shall arrange for charter amendments, as necessary to permit granting of guarantees). Borrower and Guarantors to use all commercially reasonable efforts to obtain such consents.
                        The Investors (or special purpose entities holding the Investors' interest in LLC) shall be guarantors of the Loan with recourse to be limited to a first priority assignment or pledge of their interests in LLC (See
                        "Security" below).

AMOUNT: $675,000,000 in the aggregate, but in no event in excess of 75.5% of the transaction value (i.e., cash required to consummate the Transaction assumed debt of at least $233,000,000, equity contributed or deemed contributed by Krupp and all fees and expenses of LLC and its subsidiaries relating thereto). The amount borrowed under the Facility is referred to as the Loan. Borrower may borrow less than the entire Loan at closing. In such event, the collateral to secure the Loan will be reduced in accordance with loan allocation amounts among the properties (such allocated loan amounts shall be agreed

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upon by the Lender and Borrower before the merger agreement is signed).

TERM:                   Twelve (12) months from the closing of the Transaction.

USE OF PROCEEDS:        Proceeds will be used to finance a portion of the
                        aggregate consideration to be paid by LLC in the Bruin
                        Merger, as needed to fund the cash option in the OP
                        Merger, to refinance specified existing indebtedness of OP and its subsidiaries, to repay intercompany indebtedness owed to Bruin to enable Bruin to finance the redemption of its outstanding Series A Preferred
                        Stock, and to fund certain fees and expenses associated with the Transaction.

INTEREST:

       Rate: Absent a default, the Loan will bear interest at the rate of 3.75% above the reserve adjusted London Interbank Offered Rate ("LIBOR Rate") for one month interest periods; provided, however, that notwithstanding the foregoing, the minimum interest rate shall at all times be 8.65%.

       Payment Dates:   Interest will be payable monthly.

       Other Terms:     All interest will be calculated based on a 360-day year
                        and actual days elapsed. The financing documentation will contain (a) customary LIBOR breakage provisions and LIBOR borrowing mechanics, (b) LIBOR Rate definitions and (c) customary provisions for determination of interest in the event that LIBOR is not available for any period.

       Default Rate:    From and after the occurrence of a default, the interest
                        rates applicable to the Loan will be increased by 2% per annum over the interest rate otherwise applicable and such interest and fees will be payable on demand.

COMMITMENT FEE:         1.0% of the maximum amount of the Facility, payable at
                        closing of the Transaction, whether or not the Facility is drawn upon. In the event the Transaction does not close, the commitment fee shall be reduced to 75% of the fee provided for in the preceding sentence, but will be payable only out of the break-up fee or reimbursement of such commitment fee expense actually received from Bruin. Borrower shall use good faith efforts to collect the break-up

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

                        fee and receive reimbursements for the commitment fee if they are owing to the LLC under the terms of the merger documentation. In the event the LLC receives a 100% reimbursement from Bruin of such commitment fee as an expense, the LLC will pay all of such reimbursement over to GSMC.

STRUCTURING FEE:        0.25% of the maximum amount of the Facility, payable at
                        the same time as the commitment fee. In the event the Transaction does not close, the structuring fee shall be reduced to 75% of the fee provided for in the preceding sentence, but will be payable only out of the break-up fee or reimbursement of such structuring fee expense actually received from Bruin. Borrower shall use good faith efforts to collect the break-up fee and receive reimbursements for the structuring fee if they are owing to the LLC under the terms of the merger documentation.
                        In the event the LLC receives a 100% reimbursement from Bruin of such structuring fee as an expense, the LLC will pay all of such reimbursement over to GSMC.

TAKEDOWN FEE:           0.50% of the amount borrowed, payable upon borrowing.

REPAYMENT FEE:          A repayment fee of 0.50% of the then outstanding amount
                        of the Facility, if any, shall be due on June 15, 2000.

PREPAYMENTS:            Borrowers may voluntarily prepay all or any portion of
                        the Loan in minimum amounts of $1 million at any time, upon at least 5 days' prior written notice. All voluntary prepayments will be accompanied by LIBOR breakage costs, if any.

SECURITY:               First mortgage liens (recorded) and title insurance on
                        58 properties identified on Schedule I hereto. Pledge by LLC of entire equity of OP GP. In addition, the Investors (or special purpose entities holding the Investors' interest in LLC) will guarantee the Loan with recourse to be limited to a first priority assignment or pledge of their interest in LLC as security for such guaranty. At GSMC's election, a first priority perfected lien on and security interest in all assets of LLC, OP and the subsidiaries of OP not covered by the preceding sentences to the extent available without the requirement to obtain any third party consent or as to which all required third party consents are obtained.
                        Borrower

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                        and Guarantors to use all commercially reasonable
                        efforts to obtain such consents. Lender will have dominion over all cash if requested by GSMC, which arrangement shall permit the release of cash to Borrower and Guarantors absent a default; provided, however, that to the extent that the holders of debt in respect of the 24 properties identified on Schedule II hereto shall have the right to and shall prohibit such an arrangement, Lender shall not be entitled to same. The Loan will be cross-collateralized and cross- defaulted in a manner satisfactory to Lender. The Parties will use reasonable good faith efforts to minimize or avoid mortgage recording taxes and minimize title insurance premiums on the 58 properties on Schedule I; it being understood that there will be no mortgages or title insurance obtained with respect to the 24 properties on
                        Schedule II.

PARTIAL RELEASES FROM   Permitted in connection with third party sales and
MORTGAGE OR NEGATIVE    certain partial refinancings provided that Lender
COVENANT:               receives at least minimum release prices based on
                        allocated loan amounts to be agreed upon by the parties.
                        Minimum release price is to be equal to greater of the property's allocated loan amount or 100% of sale or refinancing proceeds capped at 110% of the property's allocated loan amount. Borrower and GSMC to agree on allocated loan amounts prior to the execution of the merger agreement.

DOCUMENTATION:          The documentation for the Financing will contain
                        representations and warranties, conditions precedent described below, closing document deliveries and similar customary conditions precedent, affirmative and negative covenants (but no financial ratios, maintenance or other similar financial condition tests), indemnities, events of default and remedies, in each case customarily found in documentation for similar transactions. The OP and/or
                        LLC will provide customary environmental indemnity to the Lender. This Commitment Letter does not contain all the terms that will be included in the documentation for the Financing.

CONDITIONS:             The commitment of GSMC for the Facility is conditioned
                        upon satisfaction of all the following (all to Lender's satisfaction):

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                        o        Relevant documents, such as all transaction
                                 documents and disclosure schedules for the Bruin Merger and the OP Merger and other material agreements to which Borrower is a party, must be acceptable to GSMC in all material respects.

                        o The Bruin Merger and the OP Merger each shall have been consummated in compliance with all applicable law and regulations.

                        o The material terms of the Bruin Merger and the OP Merger, including, without limitation, the consideration offered and the conditions precedent, shall not have been modified, amended or supplemented in any material respect and no material provision contained therein shall have been waived, without GSMC's prior written consent.

                        o Any conditions contained in the merger agreement relating to environmental matters shall have been satisfied or waived with GSMC's prior written consent.

                        o A Closing Agreement with the Internal Revenue Service on terms and conditions satisfactory to Aptco with respect to the tax matters specified in the draft merger agreements.

                        o All necessary governmental and material third party waivers and consents shall have been received.

                        o Receipt of opinions of counsel from Borrower's counsel (including local counsel as requested) reasonably acceptable to GSMC.

                        o Receipt of customary mortgage title insurance policies, existing land surveys, (and the Borrower will use best efforts to obtain surveys for properties as to which surveys have not previously been prepared) evidence of insurance and addition of GSMC as loss payees, and the like.

                        o As of the closing of the Transaction, there shall be no material liabilities of Borrower, other than (i) the

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                                 $233 million of existing indebtedness
                                 encumbering the properties on Schedule II hereto, (ii) customary trade payables not to exceed $5 million, (iii) liabilities shown on
                                 Schedule III hereto (iv) liabilities, which shall be subject to the approval of GSMC, disclosed in SEC filings filed after December 31, 1997 and prior to the execution of the merger agreement, and (v) liabilities shown on the Disclosure Letter delivered pursuant to the merger agreement, subject to the approval of GSMC.

                        o There shall be no material adverse change (a "MAC"), in the business, financial condition or prospects of Bruin and its subsidiaries taken as a whole or in the collateral for the Loan taken as a whole (including in the environmental condition thereof) not contemplated by the Transaction.

                        o No material indebtedness of Bruin or OP or any of their subsidiaries (which is not being repaid at closing) shall be in default as the result of the Transaction or the Financing and there shall be no Event of Default on any material indebtedness which is not being repaid at closing beyond applicable cure periods.

                        o There shall be no litigation commenced that, individually or in the aggregate, is reasonably likely to have a material adverse effect on Bruin and its subsidiaries, taken as a whole, or their business or Borrower's ability to repay the Loan or that would prevent or significantly delay the consummation of the Transaction, or any litigation pending or threatened in writing by a governmental entity which challenges the Bruin Merger, the OP Merger or the Financing.

                        o        There shall not have occurred and be continuing
                                 (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange, (ii) a declaration of any general banking moratorium by federal or New York authorities or any suspension of payments in respect of money

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

                                 center banks or any limitation (whether or not mandatory) imposed by federal or state authorities on the extension of credit by money center banks in the United States, (iii) any limitation (whether or not mandatory) by any United States governmental entity on, or any other event which could materially affect, the extension of credit by banks or other United States financial institutions, (iv) from the date hereof through the closing date a decline of at least 15 % in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 Index, (v) any material disruption or material adverse change in the financial or capital markets generally or (vi) a commencement of a war, armed hostilities or any other international or national calamity directly or indirectly involving the United States or, in the case of a situation existing as of the date hereof, a material escalation of such situation.

                        o        Absence of a default under the Financing.

                        o GSMC shall have verified that the annualized net operating income for the collateral for the Loan shall be at least $114.6 MM (representing a 7.5% decrease from Bruin's budgeted 1999 net operating income of $123.9 MM). For purposes of the foregoing, GSMC shall define the analysis period as beginning January 1, 1999 and ending on the last day of the month immediately prior to closing. Lender shall compare the actual income and expense performance of the properties with the 1999 budget previously furnished to GSMC. GSMC shall determine that the actual net operating income during the analysis period shall not be less than 92.5% of the 1999 budgeted net operating income for the same analysis period. Foregoing NOI test to be adjusted to reflect sales of properties between the date hereof and closing (assuming entire cash proceeds thereof are retained by Bruin or used to repay existing debt that otherwise would be repaid at closing).

                        o LLC shall have received the equity from Other Equity Investor, Whitehall and Krupp contemplated

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                                 by the Summary of Terms (i.e., a minimum of
                                 $106 million from each of Whitehall and Other Equity Investor and a contribution having a value of at least $57 million from Krupp), and all the Bruin stock and OP Units currently owned by Krupp and his affiliates.

                        o The Transaction shall have closed no later than 210 days (the "Commitment Termination Date") following the signing of a definitive agreement for the Bruin Merger and the Loan shall not, in any event, be drawn down after December 31, 1999.

                        o Definitive agreements for the Bruin Merger and the OP Merger shall have been executed by March 31, 1999, provided, however, that if definitive agreements are not executed by March 31, 1999 and Lender does not extend this Commitment Letter, this Commitment Letter will terminate and neither Borrower nor Lender will be liable hereunder.

OTHER TERMS:            The documentation for the Facility will require, among
                        other things, compliance with covenants pertaining to the following (all in form and substance satisfactory to GSMC):

                        o Financial reporting on a monthly basis. All financial statements shall be prepared on a consolidated and consolidating basis.

                        o Compliance with all applicable law, decrees and material agreements, or obtaining of applicable consents and waivers.

                        o Limitations on commercial transactions, management agreements, service agreements and borrowing transactions with officers, directors, employees and affiliates.

                        o Prohibition on new indebtedness, other than the Facility, and other than refinancings of existing indebtedness (i) in respect of the 24 properties listed on Schedule II, provided the same are on terms not materially more onerous to the Borrower than the

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                                 existing indebtedness being refinanced and (ii)
                                 in respect of the 58 properties identified on
                                 Schedule I, provided that payment of the appropriate release price is made.

                        o Prohibitions on liens, mortgages and security interests except those in existence and identified, those incurred in connection with permitted refinancings, and liens on indebtedness permitted to be incurred for the financing of permitted purchases of properties which liens are limited to the properties purchased, and which obligations are solely those of the property owning subsidiary.

                        o Limitations on, or prohibitions of, cash dividends, other distributions to equity holders, payments in respect of subordinated debt and redemption of common or preferred stock. Such limitations and/or prohibitions shall not preclude, in the absence of a default under the Loan, distributions to certain OP Unit Holders who convert their interests to Class A (Preferred) Interests or tax distributions, as contemplated by the LLC agreement.

                        o Limitations on mergers, acquisitions, or sale of a material portion of assets (other than sales accompanied by payment of specified release prices).

                        o Prohibitions of a direct or indirect change in control of Borrower or LLC (other than changes which increase the control of Whitehall and the Other Equity Investor. The foregoing shall not prohibit any change in ownership (but not control) within Whitehall, Krupp or the Other Equity Investor). Whitehall and Blackstone will each have equivalent control and substantially equivalent economic interests in LLC.

                        o Customary provisions regarding responsibility for misappropriation of funds.

                        o        Limitations on capital expenditures.

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                        o        Agent's and Lender's rights of inspection and
                                 access to facilities, management and auditors.

                        o Payment of Lender's costs and expenses in documenting, closing and servicing the Loan (including reasonable attorneys' fees and costs, title insurance premiums and mortgage recording taxes).

                        o        Escrow for real estate taxes.

                        o        Governing law:  New York.

The commitment of GSMC hereunder is subject to the execution and delivery of final legal documentation acceptable to GSMC and its counsel incorporating, without limitation, the terms set forth in this Commitment Letter.

By signing this Commitment Letter, you acknowledge that this Commitment Letter supersedes any and all discussions and understandings, written or oral, between or among GSMC and any other person as to the Facility, including any prior commitment letters for debt financing for the Transaction. No amendments, waivers or modifications of this Commitment Letter or any of its contents shall be effective unless expressly set forth in writing and executed by you and GSMC.

This Commitment Letter is being provided to you on the condition that, except as required by law or SEC Regs (as defined below), neither it nor its contents will be disclosed publicly or privately except to those individuals who are your advisors who have a need to know of them as a result of their being specifically involved in the Bruin Merger and the OP Merger and the Facility and then only on the condition that such matters may not, except as required by law or regulations of the Securities and Exchange Commission ("SEC Regs"), be further disclosed and except that, following your acceptance hereof, you may disclose this Commitment Letter to Bruin and its advisors. No person, other than the parties signatory hereto, is entitled to rely upon this Commitment Letter or any of its contents. No person shall, except as required by law or SEC Regs, use the name of, or refer to GSMC or any of its affiliates, in any correspondence, discussions, press release, advertisement or disclosure made in connection with the Transaction without the prior written consent of GSMC.

In the event the Transaction closes, you agree to indemnify and hold harmless each of GSMC, its affiliates, and the directors, officers, employees, agents, attorneys and representatives of any of them (each, an "Indemnified Person"), from and against all suits, actions, proceedings, claims, damages, losses, liabilities and expenses (including, but not limited to, reasonable attorneys' fees and disbursements and other costs of investigation or defense, including those incurred upon any appeal), which may be instituted or asserted against or incurred by any such Indemnified Person in connection with, or arising out of, this Commitment Letter, the Financing, the documentation related thereto, any actions or failures to act in connection therewith, and any and all environmental liabilities and legal costs and expenses arising out of or incurred in connection

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with any disputes between or among any parties to any of the foregoing, and any investigation, litigation, or proceeding related to any such matters. Your obligation for such reimbursement may be assumed by Borrower at closing. Notwithstanding the foregoing, no indemnitor shall be liable for any indemnification to any Indemnified Person to the extent that any such suit, action, proceeding, claim, damage, loss, liability or expense results solely from that Indemnified Person's gross negligence or willful misconduct, as finally determined by a court of competent jurisdiction. Under no circumstances shall GSMC, or any of its affiliates be liable to you or any other person for any punitive, exemplary, consequential or indirect damages in connection with this Commitment Letter, the Facility or the documentation related thereto, regardless of whether the commitment herein is terminated or the Transaction or the Facility closes. For purposes of this paragraph, the term "affiliate" shall not include any affiliated entity which is an Investor.

You and GSMC expressly waive any right to trial by jury of any claim, demand, action or cause of action arising in connection with this Commitment Letter, any transaction relating hereto, or any other instrument, document or agreement executed or delivered in connection herewith, whether sounding in contact, tort or otherwise. You and GSMC consent and agree that the state or federal courts located in New York County, City of New York, New York, shall have exclusive jurisdiction to hear and determine any claims or disputes between or among any of the parties hereto pertaining to this Commitment Letter or the Facility under consideration and any investigation, litigation, or proceeding related to or arising out of any such matters, provided, however, that you and GSMC acknowledge that any appeals from those courts may have to be heard by a court located outside of such jurisdiction. You and GSMC expressly submit and consent in advance to such jurisdiction in any action or suit commenced in any such court, and hereby waive any objection which either of them may have based upon lack of personal jurisdiction, improper venue or inconvenient forum. The definitive documentation for the Facility shall contain Borrower's and Guarantors' agreement to the foregoing.

This Commitment Letter is governed by and shall be construed in accordance with the law of the State of New York applicable to contracts made and performed in that State.

GSMC shall have access to all relevant facilities, personnel and accountants, and copies of all documents which GSMC may reasonably request, including business plans, financial statements (historical and pro forma), books, records, and other documents. GSMC agrees to treat any confidential information so received as it would its own confidential information.

This Commitment Letter shall be of no force and effect unless and until this Commitment Letter is each executed and delivered to GSMC on or before 5:00 p.m. New York City time on February 23, 1999 at, 85 Broad Street, New York, New York 10004. Once effective, the commitment of GSMC to provide financing in accordance with the terms of this Commitment Letter shall terminate if the Bruin Board of Directors rejects LLC's proposal relating to the Transaction (in which case, none of the LLC, the Investors or their respective affiliates shall have any liability hereunder whether on account of fees, reimbursement obligations or otherwise) or if the Loan does not close by the Commitment Termination Date.

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We look forward to continuing to work with you toward completing this transaction.

                                       Sincerely,

                                       GOLDMAN SACHS MORTGAGE COMPANY


                                       By: /s/ Mark J. Kogan
                                       ---------------------
                                       Its Duly Authorized Signatory

AGREED AND ACCEPTED THIS
22nd DAY OF FEBRUARY, 1999.

APTCO, LLC


By: /s/ Douglas S. Krupp
------------------------

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